BAKER & McKENZIE
貝克・麥堅時律師事務所
[redacted]

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道 10 號
和記大廈 14 樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

06014544

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 19 2006
WASH, D.C.
156

June 15, 2006

Our ref: 32073984-130435
By Hand

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

Division of Corporation Finance
- International Mail stop 3-2

HUADIAN 12g3-2(b)
File No. 82-4932

Ladies and Gentlemen,

Re: Huadian Power International Corporation Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our letter dated November 14, 2005, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2446 or by facsimile at 011-852-2842-0516.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Michelle Li / Joyce Yip

Encl.

PROCESSED
JUN 22 2006
THOMSON FINANCIAL

BAKER & McKENZIE
貝克・麥堅時律師事務所

HUADIAN 12g3-2(b)
File No. 82-4932

Annex 1

A List of Documents Made Public
in connection with the Listing since last submission of May 29, 2006:

1. Overseas Regulatory Announcement – Indicative Announcement in Relation to Share Reform, released on June 12, 2006, in English and in Chinese;
2. Overseas Regulatory Announcement – Announcement on Share Reform Proposal, released on June 15, 2006.

華電國際電力股份有限公司

Huadian Power International Corporation Limited *

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China (the "PRC"))

(Stock code: 1071)

OVERSEAS REGULATORY ANNOUNCEMENT
INDICATIVE ANNOUNCEMENT IN RELATION TO SHARE REFORM

This announcement is made in accordance with Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Pursuant to the requirements under the relevant documents including the "Guidelines for Promoting the Reform and Opening-up and Sustained Development of the Capital Market" (Guo Fa [2004] No. 3) promulgated by the State Council of the PRC, the "Guiding Opinions on the Share Reform of Listed Companies" jointly promulgated by the China Securities Regulatory Commission ("CSRC"), the State-owned Assets Supervision and Administration Commission of the State Council, the Ministry of Finance, the People's Bank of China and the Ministry of Commerce, and the "Administrative Measures on Share Reform of Listed Companies" (Zheng Jian Fa [2005] No.86) promulgated by CSRC, the shareholders of non-circulating shares of Huadian Power International Corporation Limited* (the "Company") has proposed a share reform plan.

As the sponsor of the proposed share reform plan, CITIC Securities Co., Ltd. has sought opinion from the Shanghai Stock Exchange (the "SSE") in relation to the technical feasibility of the proposed share reform plan and timetable for convening the relevant meeting of the shareholders of the A shares of the Company. Having consulted the SSE, the Company hereby announces as follows:

1. trading in the A shares of the Company on the SSE is suspended from the date of publication of this announcement;

2. the notice of the relevant meeting of the shareholders of the A shares of the Company will be released before 15 June 2006 with the disclosure of related information regarding the proposed share reform plan. If the share reform plan fails to be disclosed on time, an announcement regarding the cancellation of the proposed share reform plan will be made by the Company on 16 June 2006 and the trading in the A shares will be resumed on the next trading day.

By Order of the Board
Huadian Power International Corporation Limited*
He Gong
Chairman

As at the date of this announcement, the Board comprises:

He Gong (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Zhu Chongli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Tian Peiting (Executive Director), Wang Yingli (Non-executive Director), Zhang Bingju (Non-executive Director), Peng Xingyu (Non-executive Director), Ding Huiping (Independent Non-executive Director), Zhao Jinghua (Independent Non-executive Director), Wang Chuanshun (Independent Non-executive Director) and Hu Yuanmu (Independent Non-executive Director).

Shandong, the PRC
9 June 2006

* *For identification only*

華電國際電力股份有限公司
Huadian Power International Corporation Limited *

(在中華人民共和國(「中國」)註冊成立之中外合資股份有限公司)

(股份代碼：1071)

於其他市場發佈的公告
關於股權分置改革的提示性公告

本公告乃根據《香港聯合交易所有限公司證券上市規則》13.09(2)條而作出。

根據中國國務院《關於推進資本市場改革開放和穩定發展的若干意見》(國發[2004]3號)，中國證券監督管理委員會(「中國證監會」)、國務院國有資產監督管理委員會、財政部、中國人民銀行和商務部聯合頒佈的《關於上市公司股權分置改革的指導意見》和中國證監會頒佈的《上市公司股權分置改革管理辦法》(證監發[2005]86號)等相關文件的規定，華電國際電力股份有限公司(「本公司」)的非流通股股東提出了股權分置改革動議。

中信證券股份有限公司作為本次股權分置改革的保薦人已就股權分置改革方案的技術可行性和召開本公司A股市場相關股東會議的時間安排，徵求了上海證券交易所的意見。經與上海證券交易所商定，現就有關事項公告如下：

1. 公司A股股票自本公告發佈之日起開始於上海證券交易所停牌。

2. 公司將於二零零六年六月十五日前發出召開相關股東會議的通知，並披露股權分置改革相關文件。如不能如期披露，公司將於二零零六年六月十六日公告取消本次股改動議，於下一個交易日復牌。

承董事會命
華電國際電力股份有限公司
賀恭
董事長

於本公告日期，本公司董事如下：

賀恭(董事長，非執行董事)，陳飛虎(副董事長，非執行董事)，朱崇利(副董事長，非執行董事)，陳建華(執行董事)，田沛亭(執行董事)，王映黎(非執行董事)，張炳炬(非執行董事)，彭興宇(非執行董事)，丁慧平(獨立非執行董事)，趙景華(獨立非執行董事)，王傳順(獨立非執行董事)，胡元木(獨立非執行董事)。

中華人民共和國 • 山東
二零零六年六月九日

* *僅供識別*

華電國際電力股份有限公司

Huadian Power International Corporation Limited *

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of ("PRC"))

(Stock code: 1071)

OVERSEAS REGULATORY ANNOUNCEMENT
ANNOUNCEMENT ON SHARE REFORM PROPOSAL

On behalf of all holders of Non-circulating Shares, the Company hereby proposes the Share Reform Proposal to all holders of A Shares of the Company in exchange for their consent to the conversion of the Non-circulating Shares of the Company into Circulating A Shares. All holders of Non-circulating Shares propose to offer 2.5 shares to each holder of A Shares for every 10 A shares held by such holder of A Shares upon close of business on the Record Date. All holders of Non-circulating Shares do not have any plan to propose similar arrangements to Holders of H Shares.

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The board of directors (the "Board") of Huadian Power International Corporation Limited* (the "Company") hereby announces that, as requested and authorized by all holders of unlisted non-circulating shares of the Company ("Non-circulating Shares"), a notice has been issued on the date of this announcement to the holders of Renminbi-denominated ordinary shares ("Holders of Domestic Shares") of the Company issued in the PRC for the domestic shareholders meeting ("Relevant Class Meeting") to be held on 10 July 2006, to seek the consent of the Holders of Domestic Shares to the proposal for conversion of all Non-circulating Shares into Circulating A Shares of the Company ("Circulating A Shares") (the "Share Reform Proposal", the "Share Reform" or the "Proposal"). All holders of Non-circulating Shares do not have any plan to propose similar arrangements to the holders ("Holders of H Shares") of overseas listed foreign shares ("H Shares") of the Company.

A summary of the Share Reform Proposal is set out below. Details of the Share Reform Proposal and other relevant documents required under the rules of the Shanghai Stock Exchange ("SSE") are available on the website of SSE www.sse.com.cn.

I. IMPORTANT NOTICE

1. The Non-circulating Shares of the Company include State-owned shares and State-owned legal person shares. The disposal of State-owned shares in the Share Reform is subject to the review and approval of the State-owned Assets Supervision and Administration ("SASAC").

2. The Share Reform of the Company is intended to balance the interests among the relevant shareholders in the A shares market and thus the Share Reform is to be resolved upon negotiation of the relevant shareholders in the A shares market.

3. The Share Reform Proposal is subject to the approval of shareholders holding two-thirds or more of the total voting rights represented at the Relevant Class Meeting, and the approval of holders of Circulating A Shares holding two-thirds or more of the total voting rights represented at the Relevant Class Meeting in the A shares market. Approval of the Proposal may not be granted at the Relevant Class Meeting in the A shares market.

4. The Company has been granted the approval certificate for foreign-invested enterprises. The Share Reform is required to be approved by the Ministry of Commerce in connection to the change of shareholding prior to the implementation of Share Reform Proposal since it involves approval issues relating to administration of foreign investment.

5. The assets, liabilities, interests of owners, total number of shares and net profit of the Company will not be changed as a result of the implementation of the Share Reform Proposal.

6. Holders of Non-circulating Shares of the Company will bear all the costs and expenses arising from the Share Reform Proposal.

II. SHARE REFORM PROPOSAL

The holders of Non-circulating Shares of the Company will offer 2.5 shares to holders of Circulating A Shares for every 10 A shares held by holders of Circulating A Shares ("Consideration Shares") whose names appeared on the register of members upon close of business on the Record Date as consideration. Upon the satisfaction of the pre-requisite conditions under the above section I, following the implementation of the consideration arrangement, Non-circulating Shares held by holders of Non-circulating Shares of the Company will be granted listing status. Consideration Shares will be listed and traded on the first trading day after the implementation of the Proposal.

Upon the approval of document Zheng Jian Fa Xing Zi [2005] No. 2 issued by China Securities Regulatory Commission, the Company also issued 765,000,000 A Shares by book-building process in January 2005, 196,000,000 shares of which were placed to China Huadian Corporation ("Huadian Corporation") at an issue price of RMB2.52 per share. Pursuant to the Reply to "The Letter in respect of the consideration of Huadian Corporation in Share Reform Proposal for the 196,000,000 A shares in Huadian Power International Corporation Limited held by it" (Shang Zheng Shang Han [2006] No. 0348) issued by SSE, the consideration of the 196,000,000 A shares for placement ("Placing A Shares") subscribed by Huadian Corporation in cash under the A shares issue of the Company in January 2005 shall make reference to the consideration payable by holders of Non-circulating Shares against Circulating A Shares (2.5 shares will be offered for every 10 share of the Placing A Shares, totalling 49,000,000 Consideration Shares) in the Share Reform. Accordingly, the total number of Consideration Shares under the Share Reform is 191,250,000 shares. The above 196,000,000 shares Placing A Shares held by Huadian Corporation shall refrain from voting in the Relevant Class Meeting for consideration of the Share Reform Proposal.

III. UNDERTAKINGS OF THE HOLDERS OF NON-CIRCULATING SHARES

1. All holders of Non-circulating Shares of the Company undertake to comply with the relevant requirements of laws, regulations and rules and to discharge the statutory obligations (including statutory trading moratorium).

2. All holders of Non-circulating Shares of the Company will bear all the costs and expenses arising from the Share Reform Proposal.

Huadian Corporation further made special undertaking and trading moratorium in addition to statutory obligations: Huadian Corporation would not trade the Non-circulating Shares held by it within 36 months from the day of granting listing status of Non-circulating Shares of the Company. Huadian Corporation will also comply with the same undertaking for its 196,000,000 Placing A Shares and the 49,000,000 Consideration Shares offered to the Placing A Shares after making reference to Circulating A Shares.

IV. CHANGES IN SHAREHOLDING OF THE COMPANY

Upon approval of the Share Reform Proposal, the number of shares and percentage of shareholding held by the existing holders of Non-circulating Shares and holders of A Shares will be changed, albeit the total number of shares of the Company will remain unchanged as a result of the implementation of the Share Reform Proposal.

According to the shareholding structure of the Company as at 31 March 2006, changes in shareholding structure before and after implementation of the Share Reform Proposal are as follows:

Immediately before the implementation			Immediately after the implementation		
Class of shares	Number of shares (shares)	Percentage (%) of total share capital	Class of shares	Number of shares (shares)	Percentage (%) of total share capital
1. Non-circulating Shares			1. Circulating shares subject to trading moratorium		
State-owned Shares *(note)*	3,011,075,430	50.01	State-owned Shares *(note)*	2,919,323,727	48.49
State-owned Legal Person Shares	923,443,970	15.33	State-owned Legal Person Shares	877,272,450	14.57
Public Legal Person Shares	86,536,800	1.44	Public Legal Person Shares	82,210,024	1.37
Total Non-circulating Shares	4,021,056,200	66.78	Total Non-circulating Shares	3,878,806,200	64.43
2. Circulating shares			2. Circulating Shares not subject to trading moratorium		
A shares	569,000,000	9.45	A shares	711,250,000	11.80
H shares	1,431,028,000	23.77	H shares	1,431,028,000	23.77
Total circulating shares	2,000,028,000	33.22	Total circulating shares not subject to trading moratorium	2,142,278,000	35.57
3. Total number of shares	6,021,084,200	100	3. Total number of shares	6,021,084,200	100

Note: The state-owned shares set out in the table include 196,000,000 non-circulating Placing A Shares held by Huadian Corporation immediately before the Share Reform Proposal, and 49,000,000 Consideration Shares offered to Huandian Corporation after the implementation of the Share Reform Proposal.

According to the shareholding structure of the Company as at 31 March 2006, assuming that the Share Reform Proposal is approved for implementation, the details of the implementation of consideration arrangement are as follows:

	Immediately before the implementation		Number subject to the implementation	Immediately after the implementation	
Shareholder subject to the implementation of consideration arrangement	**Number of shares (shares)**	**Percentage (%) of total share capital**	**Number of Consideration Shares payable for the implementation of consideration arrangement (shares)**	**Number of shares (shares)**	**Percentage (%) of total share capital**
Huadian Corporation	3,011,075,430	50.01	140,751,703	2,919,323,727 (including 49,000,000 Consideration Shares granted to Huadian Corporation under the Proposal)	48.49
Shangdong International Trust and Investment Corporation	903,445,970	15.00	45,171,535	858,274,435	14.25
Shangdong Luneng Development (Group) Company Limited	86,536,800	1.44	4,326,776	82,210,024	1.37
Zaozhuang City Infrastructure Investment Company	20,000,000	0.33	999,985	19,000,015	0.32
Total	4,021,056,200	66.78	191,250,000	3,878,806,201	64.43

Expected timetable for granting listing status to shares subject to trading moratorium:

Shareholder's Name	Number of shares subject to trading moratorium after the implementation of the Proposal (shares)	Percentage of total share capital	Period of trading moratorium
Huadian Corporation	2,919,323,727	48.49%	T+36 months
Shangdong International Trust and Investment Corporation	301,054,210	5%	T+12 months
	301,054,210	5%	T+24 months
	256,164,015	4.25%	T+36 months
Shangdong Luneng Development (Group) Company Limited	82,210,024	1.37%	T+12 months
Zaozhuang City Instrastructure Investment Company	19,000,015	0.32%	T+12 months

T: The day of granting listing status

V. THE TIMETABLE OF THE RELEVANT CLASS MEETINGS OF THE SHARE REFORM

1. Record Date of the Relevant Class Meeting is 29 June 2006.
2. The Relevant Class Meeting will be held on 10 July 2006.
3. The time for online voting of the Relevant Class Meeting will be 9:30a.m. to 11:30a.m. and 13:00p.m. to 15:00p.m., from 6 July to 10 July 2006 (trading days within the period).

VI. SUSPENSION AND RESUMPTION OF THE TRADING IN THE A SHARES OF THE COMPANY

1. The Company applied for a suspension in trading in the A shares of the Company with effect from 12 June 2006 and the relevant documents of explanation on Relevant Class Meeting of the Share Reform will be released on 15 June 2006. The trading in the A shares will be resumed not later than 26 June 2006. During this period the relevant holders in the A shares market can communicate with each other.
2. The Board of the Company will announce the negotiation between holders of Non-circulating Shares and holders of Circulating A Shares, and the finalized Reform Proposal on or before 23 June 2006 (the date inclusive). The Company will also apply for resumption of trading in A shares of the Company on the next trading day following the date of announcement.
3. Should the Company fail to announce the finalized Reform Proposal on or before 23 June 2006 (the date inclusive), the Company will publish the announcement on the cancellation of the Relevant Class Meeting and apply for resumption of trading in the A shares of the Company on the next trading day following the date of announcement.
4. The Board will apply for suspension of trading in the A shares of the Company from the next trading date of the Record Date of the relevant holders of A shares market to the date of the end of the procedure of the Share Reform. In the event that the Share Reform Proposal is not passed at the Relevant Class Meeting, the trading in the A shares of the Company will be resumed on the next day following the date of announcement of the results of the Relevant Class Meeting.

VII. POTENTIAL RISKS OF SHARE REFORM PROPOSAL

1. The Share Reform Proposal is subject to the risk of not granting approval of SASAC as scheduled

The Share Reform Proposal of the Company involves the disposal of state-owned shares. The disposal of shares of the Company held by some of the holders of Non-circulating Shares of the Company as Consideration Shares is subject to the approval of SASAC prior to the online voting of the Relevant Class Meeting. The obtaining of the approval of SASAC is uncertain.

If official documentation of approval is not obtained from SASAC as scheduled prior to the online voting of the Relevant Class Meeting, the Board of Company will delay the convening of the Relevant Class Meeting in accordance with the relevant requirement and announce a delay announcement at least one trading day prior to the commencement of online voting. Upon the obtaining of the official documentation of SASAC's approval, a further announcement regarding to the convening of the Relevant Class Meeting for consideration of the Share Reform Proposal of the Company will be released.

2. The Share Reform Proposal is subject to the risk of not granting approval at the Relevant Class Meeting

The implementation of Share Reform Proposal of the Company is subject to the approval of shareholders holding two-thirds or more of the total voting rights represented at the Relevant Class Meeting and the approval of holders of Circulating A shares holding two-thirds or more of the total voting rights represented at the Relevant Class Meeting. Approval of which may not be granted at the Relevant Class Meeting.

The Board of the Company will assist holders of Non-circulating Shares to communicate and negotiate with holders of Circulating A shares by ways of investors seminars, media presentation, online roadshow, interview with institutional investors and issue of letter of advice. The Company will also announce hotline, facsimile and e-mail to widely seek opinion of holders of A shares so as to secure the understanding and support from holders of A shares.

3. The shares of the Company is subject to exposure to price fluctuation

The trend of share price is uncertain. The Share Reform Proposal may cause fluctuation to the share price which may affect the interest of holders of A shares of the Company.

The Company will supervise the holders of Non-circulating Shares to perform their undertakings to discharge the information disclosure obligation on time and to protect the interest of holders of Circulating A shares at the best it can. The Company also requests the attention of investors that though the implementation of Share Reform Proposal is in the interest to the sustainable development of the Company, the profit and investment value of the Company will not increase immediately due to the implementation of such Proposal. Investors should be aware of the risks of investment and make rational decision with the information disclosed by the Company.

4. The Share Reform Proposal is subject to the risk of not granting approval of Ministry of Commerce as scheduled

The Company has been granted the approval certificate for foreign-invested enterprises. The Share Reform required to seek approval of Ministry of Commerce in connection to the change of shareholding prior to the implementation of Share Reform Proposal since it involves approval issues on the administration of foreign investment. The Company may not be granted approval of Ministry of Commerce on time.

The State supports the Share Reform Proposal of the Company because it is in compliance with the Company Law, Securities Law, "Guidelines of State Council for Promoting the Reform and Opening-up and Sustained Development of the Capital Market", "Guiding Opinions on the Share Reform of Listed Companies" and the relevant laws, rules and regulations of the PRC. Upon the consideration and approval of the Share Reform Proposal by the Board of the Company, the Company will communicate in advance with the Department of Foreign Investment regarding the related issue so as to create favourable conditions for the sought of approval of Ministry of Commerce in relation to the change of shareholdings in the Share Reform Proposal.

VIII. OPINIONS OF THE SPONSOR AND LEGAL ADVISER

1. Citic Securities Company Limited, the sponsor to the Share Reform Proposal, considers that the formulation of Share Reform Proposal is in compliance with relevant requirements of relevant laws and regulations, and that Huadian Group has offered a reasonable compensation to the holders of A shares in exchange for the conversion of the Non-circulating Shares of the Company into Circulating A shares.

2. Haiwen & Partners, the legal advisor to the Share Reform Proposal, is of the opinion that the Company is a joint stock company set up and existed legally and validly that has the relevant qualification to apply for participation in the Share Reform Proposal; all the holders of Non-circulating Shares of the Company are formed and existed legally and validly that has the relevant qualification to apply for participation in the Share Reform Proposal; the relevant legal documentation involved are legal and valid in terms of its content and format; the Share Reform Proposal is in compliance with "Provisions on Management of Share Reform Proposal of Listed Companies" and other relevant requirements; the Share Reform Proposal does not prejudice the legal rights and interests of Holders of H Shares. The implementation of Share Reform Proposal is conditional upon the performance of procedures and approval granted under applicable laws and makes reference to the guidelines issued by the Shanghai Stock Exchange.

By Order of the Board
Huadian Power International Corporation Limited
He Gong
Chairman

As at the date of this announcement, the Board comprises:

He Gong (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Zhu Chongli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Tian Peiting (Executive Director), Wang Yingli (Non-executive Director), Zhang Bingju (Non-executive Director), Peng Xingyu (Non-executive Director), Ding Huiping (Independent Non-executive Director), Zhao Jinghua (Independent Non-executive Director), Wang Chuanshun (Independent Non-executive Director) and Hu Yuanmu (Independent Non-executive Director).

Shandong, the PRC
14 June 2006

* *For identification only*